EXHIBIT 3(i)(1)

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION
OF
MEDIA SCIENCES INTERNATIONAL, INC.

It is hereby certified that:

1.           The name of the corporation (hereinafter called the “Corporation”) is Media Sciences International, Inc.

2.           The certificate of incorporation of the Corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article:

“FOURTH:   The total number of shares of stock that this Corporation is authorized to issue is thirty million (30,000,000), consisting of twenty five million (25,000,000) shares of common stock with $.001 par value per share and five million (5,000,000) shares of preferred stock with $.001 par value.

A.           Preferred Stock.   The Board of Directors is expressly authorized to provide for the issue of all or any shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the Delaware General Corporation Law. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.           Common Stock.   Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of common stock shall have one vote.

C.           Without regard to any other provision of this Certificate of Incorporation, each one hundred twenty five shares of Common Stock (“Old Common Stock”), either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this Certificate of Amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one fully-paid and nonassessable share of Common Stock, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued to any holder of fewer than one hundred twenty five (125) shares of Common Stock immediately prior to the time this Certificate of Amendment becomes effective, and that instead of issuing such fractional shares, the Corporation shall pay in cash $0.145 for each share of Old Common Stock held by any record holder of fewer than 125 shares immediately prior to the time when this Certificate of Amendment becomes effective.”

3.           The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.           The effective time of the amendment herein certified shall be 6:00 p.m., Eastern Standard Time, on June 21, 2012.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 14th day of June, 2012.

MEDIA SCIENCES INTERNATIONAL, INC.

By:           /s/ Denise Hawkins
Denise Hawkins, President